FORM 8-A/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12 (b) OR 12 (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Redback Networks Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	77-0438443
(State of Incorporation or Organization)	(IRS Employer Identification No.)

300 Holger Way, San Jose, CA	95134
(Address of principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12 (b) of the Act:

Title of Each Class to be so Registered	Name and Exchange on which Each Class is to be registered

NONE	NONE

If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction Act A.(c), please check the following box.    ☐

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective upon filing pursuant to General Instruction Act A.(d), please check the following box.    ☒

Securities Act registration statement file number to which this form relates:              (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Stock Purchase Rights

(Title of Class)

AMENDMENT NO. 2 TO FORM 8-A

We hereby amend the following items, exhibits or other portions of our Form 8-A filed on June 15, 2001, as amended on May 31, 2002, related to our Rights Agreement, as set forth below.

ITEM 1.    DESCRIPTION OF COMPANY’S SECURITIES TO BE REGISTERED

Item 1 of the Form 8-A filed by Redback Networks Inc. (the “Company”) on June 15, 2001, as amended on May 31, 2002, is hereby amended and restated in its entirety to read as follows:

“A dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $.0001 per share (the “Common Stock”), of Redback Networks Inc. (the “Company”) was declared by the Company’s Board of Directors on June 12, 2001. The dividend is payable on July 15, 2001 to stockholders of record at the close of business on June 27, 2001 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company either one one-thousandth of a share of Series A Preferred Stock, par value $.0001 per share, of the Company (the “Preferred Stock”) at a price of $83.28 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment, or, under certain circumstances, a number of shares of Common Stock of the Company with a market value equal to two times the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement dated as of June 12, 2001, as the same may be amended from time to time (the “Rights Agreement”), between the Company and U.S. Stock Transfer Corporation, as Rights Agent (the “Rights Agent”).

In general, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with a copy of a summary describing the Rights (the “Summary of Rights”).

The Rights Agreement provides that, until the Distribution Date (or earlier expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on July 14, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

Under the Rights Agreement, the number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $1.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such Acquiring Person which will have become void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

On May 21, 2002 the Company and the Rights Agent executed an Amendment of the Rights Agreement (the “First Amendment”) to provide that Nokia Finance International BV (“Nokia”) would not be deemed to be an “Acquiring Person” under the Rights Agreement on account of its acquisition of shares of Common Stock under certain circumstances.

On October 2, 2003, the Company and the Rights Agent executed the Second Amendment to the Rights Agreement (the “Second Amendment”) in connection with a proposed financial restructuring of the Company (the “Financial Restructuring”). The Financial Restructuring contemplates the completion of one of two separate transactions: either (A) an out-of-court “Recapitalization Plan” that consists, in part, of (i) an offer to exchange all of the Company’s outstanding 5% Convertible Subordinated Notes due 2007 (“Notes”) for up to 47,500,000 shares of the Company’s Common Stock (the “Recapitalization Shares”), subject to the satisfaction or waiver of certain conditions, (ii) an amendment and restatement of the Company’s current Amended and Restated Certificate of Incorporation to implement an approximate 73.39:1 reverse stock split of all outstanding shares of Common Stock (the “Reverse Stock Split”), and (iii) the issuance of two series of warrants (the “Warrants”) to the Company’s existing stockholders, on a pro rata basis, to purchase an aggregate of up to 5,401,662 shares of Common Stock (the “Warrant Shares”); or (B) a “Prepackaged Plan of Reorganization” through which the Financial Restructuring would be accomplished in bankruptcy court.

The Second Amendment provides that (i) each holder of Notes will not be deemed to be or to have become an “Acquiring Person” under the Rights Agreement solely on account of its acquisition or beneficial ownership of Recapitalization Shares, Warrants or Warrant Shares in the Financial Restructuring pursuant to the Recapitalization Plan or on account of its acquisition or beneficial ownership of Common Stock, Warrants or Warrant Shares in the Financial Restructuring pursuant to the Prepackaged Plan of Reorganization and (ii) the Reverse Stock Split will not result in the proportional adjustment to the number of Rights associated with each share of Common Stock under the Rights Agreement. The Second Amendment also removes certain provisions of the Rights Agreement related to Nokia that were set forth in the First Amendment.

The Second Amendment, which is an exhibit hereto, the First Amendment and the Rights Agreement, which specifies the terms of the Rights and includes as Exhibit A the form of Certificate of Designation of the Series A Junior Participating Preferred Stock, as Exhibit B the form of Right Certificate and as Exhibit C the Summary of Rights to Purchase Shares of Preferred Stock, are incorporated herein by reference. The foregoing description of the Rights, the Rights Agreement, the First Amendment and the Second Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibits.”

ITEM 2.    EXHIBITS

4.1	Rights Agreement dated June 12, 2001, by and between Redback Networks Inc. and US Stock Transfer Corporation, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached as Exhibits A, B and C, respectively thereto. (1)

4.2	Amendment to the Rights Agreement between Redback Networks Inc. and US Stock Transfer Corporation dated May 21, 2002. (2)

4.3	Second Amendment to the Rights Agreement between Redback Networks Inc. and US Stock Transfer Corporation dated October 2, 2003.

(1)  Incorporated by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 15, 2001 (filed as Exhibit 4.1).

(2)  Incorporated by reference to the Company’s Form 8-A/A filed with the Securities and Exchange Commission on May 31, 2002 (filed as Exhibit 4.2).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment to be signed on the Registrant’s behalf by the undersigned thereunto duly authorized.

REDBACK NETWORKS INC.

By:	/s/ THOMAS L. CRONAN III

Thomas L. Cronan III
Senior Vice President of Finance and Administration and Chief Financial Officer

Dated: October 2, 2003

Exhibit Index

ITEM 2.    EXHIBITS

4.1	Rights Agreement dated June 12, 2001, by and between Redback Networks Inc. and US Stock Transfer Corporation, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached as Exhibits A, B and C, respectively thereto. (1)

4.2	Amendment to the Rights Agreement between Redback Networks Inc. and US Stock Transfer Corporation dated May 21, 2002. (2)

4.3	Second Amendment to the Rights Agreement between Redback Networks Inc. and US Stock Transfer Corporation dated October 2, 2003.

(1)  Incorporated by reference to the Company’s Form 8-K filed with the Securities and Exchange Commission on June 15, 2001 (filed as Exhibit 4.1).

(2)  Incorporated by reference to the Company’s Form 8-A/A filed with the Securities and Exchange Commission on May 31, 2002 (filed as Exhibit 4.2).